Exhibit 99.1

Puxin Limited Announces a Loan of US$26 Million

BEIJING, September 19, 2019 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced that it has entered into a loan agreement, deed of trust note and other ancillary documents with American Hebrew Academy, Inc. (“AHA”), a North Carolina non-for-profit corporation, pursuant to which Puxin extended a loan in a principal amount of US$26 million to AHA to fund its operations of an international college prep boarding school in North Carolina, the United States. The loan bears an interest rate of 18.0% per annum and becomes due on September 6, 2020. The loan is secured by AHA’s interest in certain real property located in North Carolina.

About Puxin Limited

Puxin Limited (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Institutional Capital Advisory (ICA)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

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